October 3, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Charles A. Sjoquist

   Re:    Registration Statement on Form S-8 (Registration
          Statement No. 33-53829) (the "Registration Statement")
          ------------------------------------------------------

Gentlemen:

   On May 26, 1994, Anheuser-Busch Companies, Inc. ("A-BC") filed the Registration Statement relating to shares of common stock and related rights (the "Shares") to be issued pursuant to the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Employees of Campbell-Taggart, Inc. and its Subsidiaries) (the "Plan"). Under the terms of the Plan, the Shares are issuable only to employees of A-BC's former subsidiary, Campbell-Taggart, Inc. ("Campbell-Taggart"), and of certain subsidiaries of Campbell-Taggart.

   On March 26, 1996, A-BC distributed to its stockholders all outstanding shares of Campbell-Taggart (renamed as "The Earthgrains Company"). As a result of the distribution, no further offers or sales of Shares will be made under the Plan and the continued effectiveness of the Registration Statement is consequently unnecessary. Accordingly, pursuant to Rule 477 promulgated under the Securities Act of 1933, A-BC applies for withdrawal of the Registration Statement.

   Thank you for your assistance in this matter.

                              Very truly yours,


                              /s/JoBeth Brown
                              JoBeth Brown
                              Vice President and Secretary





43134